Filed by one, pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange act of 1934
Subject Company: MarkForged, Inc.
Registration No.: 333-254973

Recorded Phone Message to AONE Shareholders

Kevin Hartz here, CEO of the one SPAC. I’m calling to make sure you cast your vote for the merger between AONE & Markforged. The AONE team evaluated over a hundred companies before identifying Markforged as the most attractive investment opportunity for our shareholders. We believe that Markforged’s 3D printing platform, the Digital Forge, is well positioned to address the growing additive manufacturing industry and could reinvent the larger manufacturing industry. The Digital Forge is powered by cloud software, learning and improving from each part that is printed on their impressive base of printers installed around the globe—an exciting platform that offers customers an attractive ROI and we believe creates a competitive advantage now and for the future. We think that Markforged has assembled a top notch management team that has only been getting stronger since we announced the merger, with the addition of a veteran CFO and a deeply experienced Senior Vice President of Sales who has operated and grown some of the largest companies in the industrial manufacturing technology space. And, they recently announced the forthcoming launch of their biggest & fastest printer ever, the FX20. I truly believe Markforged is going to reinvent the world of manufacturing and I'd love for you to join us on this journey together.